1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 6, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Provides Additional Information on August 3 Computer

Virus Incident

TSMC issued a news release at 4:30 pm Taiwan time on August 5 regarding a computer virus outbreak on the evening of August 3. TSMC today (8/6) held a news conference at the Taiwan Stock Exchange to provide a more detailed and complete account of this event.

As per the August 5 news release, TSMC experienced a computer virus outbreak on the evening of August 3, which affected a number of computer systems and fab tools in Taiwan. TSMC immediately initiated emergency response measures, and after a detailed investigation, TSMC provides the following information regarding the event:

1.

This event was caused by misoperation during the software installation process for a new tool. When this tool was installed on August 3, it was not first isolated and confirmed to be virus-free before connecting to the Company’s computer network, allowing the virus to enter the network.

2.	This virus was a variant of the WannaCry virus, which caused infected tools to crash or continually reboot.

3.

This virus infected fab tools and automated materials handling systems, as well as related computer systems, which used Windows 7 without patched software for their tool automation interface. It caused affected tools to become inoperable and rendered certain automated materials handling systems unable to function normally.

4.	TSMC’s primary computer systems, including production information and customer data, were not affected by this virus outbreak.

5.	After the event occurred, TSMC immediately shut down affected tools and automated materials handling systems, and applied patches to all affected tools and systems.

TSMC expects this virus outbreak event to cause wafer shipment delays in the third quarter, impacting no more than two percent of third quarter revenues. This event will also impact third quarter gross margin by approximately one percentage point. The Company is confident shipments delayed in third quarter will be completely recovered in fourth quarter 2018, and therefore maintains its forecast of high single-digit revenue growth for 2018 given on July 19, 2018.

TSMC will continue to strengthen and strictly implement its standard operating procedures. In addition, the Company will continue to keep abreast computer virus trends, immediately perform appropriate antivirus measures in its fabs, and further strengthen information security.